NITCHES ,inc
10280 CAMINO SANTA FE, SAN DIEGO, CA  92121

March 7, 2006

Sarah Goldberg
U. S. Securities and Exchange Commission
Division Of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C.   20549

Re:	Nitches, Inc.
File No. 0-13851

Dear Sarah,

In connection with  responding to the comments regarding the filings of Nitches, I acknowledge that :

1.	Nitches is responsible for the adequacy and accuracy of the disclosures in the filings;

2.	SEC staff comments or changes to disclosures in response to SEC staff comments do not foreclose the Commission from taking action with respect to the filings; and

3.	Nitches may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment  1

The assignment of the receivables on a non-recourse basis constitutes a sale of a financial asset as defined in paragraph 9 of SFAS 140.  Then, under paragraph 11(b) of SFAS 140 the seller is to recognize all assets obtained and liabilities incurred in consideration as proceeds of the sale. Furthermore, I have reviewed FIN 39 and have confirmed with our factor, CIT, that in practice we have the right of offset, and that the netting of advances due to factor against receivables due from factor is consistent with the treatment by their other public client companies. A review of public filings identified Bernard Chaus, Inc., factored by CIT and Cygne Designs, Inc. factored by Milberg as using the same presentation. Further, however, it would also appear that SFAS 140 is not modified by FIN 39 as paragraph 7 of FIN 39 states that it does not modify SFAS’s.

Comment  2

The assignment of the receivables on a non-recourse basis constitutes a sale of a financial asset as defined in paragraph 9 of SFAS 140.  Then under paragraph 11(b) of SFAS 140 the seller is to recognize all assets obtained and liabilities incurred in consideration as proceeds of the sale. As proceeds of the sale the advances (liabilities incurred in consideration) satisfy the criteria of an operating cash flow as defined in paragraph 22(a) of SFAS 95. Designer Intimates, Inc has a factoring agreement with CIT that has all of the same features that Nitches’ agreement has. Therefore, Designer Intimates, Inc will have the same presentation as Nitches does based on SFAS 140 and SFAS 95 as sited in this paragraph and for the Comment 1 paragraph.

Comment  3

I have reviewed paragraph 48 of SFAS 109 and we have amended Income Taxes , page 26, to include a schedule disclosing the amount and expiration of our net operating loss carry forward.

Comment  4

I have reviewed Item 307 of Regulation S-K and in future filings I will refer to the disclosure controls and procedures defined in Exchange Act Rules 13a-15(e)  and 15d-15(e)  which I also have reviewed.

Comment  5

In future filings I will revise to state “as of the end of the period covered by the report.” I confirm that the evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures  for the Form 10-K for fiscal year ended August 31, 2005 and Form 10-Q for the fiscal quarter ended November 30, 2005 took place as of the end the period covered by the respective report. The evaluation is one of the steps in the accounting closing process for a period end.

Comment  6

In the future filings I will ensure that it is true and state that the controls and procedures were effective in  “ ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” I confirm that for Form 10-K for fiscal year ended August 31, 2005 and Form 10-Q for the fiscal quarter ended November 30, 2005 my conclusion regarding effectiveness would not change had such statements been included in the filing.

Comment  7

I confirm that for Form 10-K for fiscal year ended August 31, 2005 and Form 10-Q for the fiscal quarter ended November 30, 2005 that we have had no change in internal control over financial reporting during the respective last fiscal quarter that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Comment  8

I have reviewed General Instruction G(3) to Form 10-K and we have amended Form 10K, Part III, to provide the required information.

Comment  9

We have amended Form 10-K, Exhibit 31, to revise paragraphs 4 a), 4 b), and 5 a) as required. We have not altered the language of the certifications required by Section 302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K.

Comment 10

We have amended the Form 10-Q for the Fiscal Quarter Ended November 30,2005 to include Note 10 to the Condensed Consolidated Financial Statements, Goodwill and Intangible Assets, as required by paragraph 45 of SFAS 142.

Comment 11

The allowance must be looked at as a percentage of total receivables, including non-recourse receivables.  The basis of the question is an analysis of the “allowance for customer credits and doubtful accounts” as a percentage of only “receivables assigned to factor with recourse” and “non-factored accounts receivable”.  However, the allowance includes substantial reserves for warehousing credits and other allowances to certain customers (see Critical Accounting Policies) for which accounts receivable have been assigned to the factor without recourse.  Although the factor assumes the risk of collectibility on these non-recourse receivables, customer credits and allowances remain the responsibility and cost of the company and get passed through from the factor.  When analyzed as a percent of total receivables, the allowance actually decreased from 6.1% to 4.1%.

Comment 12

We have revised our disclosure, Valuation of Goodwill, Long-Lived Assets and Intangible Assets, to describe our annual impairment tests.

Comment 13

Shipping and handling costs differ from shipping and warehousing expenses.  Shipping and handling costs refer primarily to freight-related charges billed by third parties (e.g. APL, Maersk, FedEx, UPS, Roadway) for the transportation of product from factories to the company’s warehouse and from the company to customers’ store locations or distribution centers.  Designer Intimates also includes shipping and handling in costs of goods sold. Shipping and warehousing expenses as reported in SG&A refer to those expenses incurred by the company for the operation of its warehouse, including wages, rent, equipment and utilities.   Designer Intimates also classifies these expenses in the same way.

Comment 14

We have amended Form 10Q, Exhibit 31.1, paragraph 4, to refer to the disclosure controls and procedures defined in Exchange Act Rules 13a-15(e)  and 15d-15(e) and  to revise paragraphs 4 a), 4 b), and 5 a) as required. We have replaced references to “quarterly report” and “annual report” with “report”. We have not altered the language of the certifications required by Section 302 of Sarbanes Oxley and Item 601(b)(31) of Regulation S-K.

Comment 15

We have amended the 8-K to revise the $500,000 inflow to be classified as a cash inflow from financing activities.

Comment 16

Designer Intimates was incorporated on April 26, 2002, but it had no operations prior to it’s acquisition of NAP, Inc. on September 30, 2002.

Comment 17

We have revised the pro forma deferred income taxes to comply with paragraph 38 of SFAS 141.

Sincerely,

/s/ Steven P. Wyandt

Steven P. Wyandt
CEO & CFO

          Differences between the statutory Federal income tax rate and the effective tax rate as a percentage of pre-tax income are as follows:

	Year ended August 31,

	2005	2004	2003

Statutory rate	(36.0)%	34.0%	(34.0)%
State income taxes, net of Federal benefit	(5.8)%	5.8%	(5.8)%
State NOL limitation	0.0%	0.0%	2.0%
(Gain)/loss on equity investment	(0.1)%	(0.5)%	6.7%
Nondeductible entertainment expenses	0.0%	0.2%	0.0%
Other items	(0.1)%	0.5%	0.6%

Effective rate	(42.0)%	40.0%	(30.5)%

COMMENT 3 AMENDMENT

          The amount and expiration dates of net operating loss carry forwards are as follows:

	Expiring August 31,

	2014	2015	2025

Federal	$—	$—	$1,644,978
State	520,039	1,146,187

END COMMENT 3 AMENDMENT

7.  Employee Benefit Plans

          The Company has a 401(k) Savings Plan, whereby employees may make investments in various independent funds and Company stock.  The Company may match employee contributions to this Plan on a discretionary basis or contribute on a profit sharing basis.  The Company made no matching or profit sharing contributions to this Plan in fiscal 2005, 2004, or 2003.

8.  Stock Options and Dividends

Stock Options

          No stock options were outstanding as of August 31, 2005, 2004 or 2003.  The Company does not have an active stock option plan.

Dividends

          During fiscal 2005 and 2004 the Company did not declare a dividend.  However, during fiscal 2003 the company declared and paid cash dividends of $0.30 per share.

9.  Leases

     The Company has lease commitments expiring at various dates through September 2006, principally for real property and equipment.  The aggregate minimum rental commitments for future years ending August 31 for all non-cancelable leases having initial or remaining terms of one or more years are as follows:

PART III

Item 10 - Directors and Executive Officers of the Registrant

COMMENT 8 AMENDMENT

          Mr. Steven Wyandt has been a director since 1989.  He has been CEO of the Company since 1987.  Mr. Wyandt was a director and Chairman of Body Drama, Inc. until August 31, 1998, which at the time was a wholly owned subsidiary of the Company but was merged into the Company as of that date.  Steven Wyandt is the father of Paul Wyandt, an officer and director of the Company.

          Mr. Paul Wyandt has been a director since 2001.  He has been President and COO since 2001.  He has been with the Company in the areas of finance, accounting, marketing and technology since 1997.  Prior to that, he was Vice President of Finance and Operations of CMS Technologies, a company that designed hardware and software for personal computer security.

          Mr. Price has been a director since 1973.  From 1973 until he retired in May 1987, Mr. Price was a Vice President of the Company with primary responsibilities in sales and administration.

          Mr. Sholtis is a seasoned retail executive with over 30 years of management experience with regional and national retailers including Belk Stores, McCraes, Sears, May Company and Allied Stores.  He is a current member of the Retail, Textile and Marketing Board of the University of North Carolina, Greensboro.

          Mr. Straub has served since 1975 as the president of Profit Management Consultants, a firm specializing in strategic planning, capital finance, and mergers & acquisitions.  He also teaches courses in finance and international business as an adjunct professor at Webster University.  Mr. Straub was previously a founder and executive team member of Fotomat Corporation, a retail film development company, from 1967-1975. Mr. Straub is Chairman of the Audit Committee and Financial Expert of the Audit Committee.

          Mr. Price, Mr. Sholtis and Mr. Straub are independent directors as defined in NASD Rule 4200.

Item 11 - Executive Compensation

          The following table shows the compensation provided to the Chief Executive Officer and each of the other most highly-compensated executive officers who served as such at the end of fiscal 2005 and whose annual compensation exceeds $100,000:

Long Term Compensation

	Annual Compensation			Awards		Payouts

Name/Title Year	Salary $	Bonus $	Other Annual Comp. $	Restricted Stock Awards $	Securities Underlying Options/ SARs #	LTIP Payouts $	All Other Comp.

Steven P. Wyandt CEO & CFO 2005 2004 2003	250,000 250,000 250,000	— — —	— — —	— — —	— — —	— — —	— — —
Paul M. Wyandt President & COO 2005 2004 2003	160,000 160,000 160,000	— — —	— — —	— — —	— — —	— — —	— — —

There were no stock options outstanding or granted during fiscal year 2005.

          The Company extended an employment agreement with Steven P. Wyandt, effective September 1, 2001 through August 31, 2004.  Pursuant to this agreement, Mr. Wyandt serves as Chief Executive Officer and Chief Financial Officer of the Company.  The agreement provides for a base annual salary of $250,000, or a higher amount as the Board of Directors may approve.  In addition, Mr. Wyandt may receive a bonus at the discretion of the Board of Directors. No bonus was paid to Mr. Wyandt during fiscal 2003, 2004, or 2005.  The agreement continues on a month-to-month basis after August 31, 2004.

          The Company entered into an employment agreement with Paul M. Wyandt, effective September 1, 2001 through August 31, 2004.  Pursuant to this agreement, Mr. Wyandt serves as President and Chief Operating Officer of the Company.  The agreement provides for a base annual salary of $160,000, or a higher amount as the Board of Directors may approve.  In addition, Mr. Wyandt may receive a bonus at the discretion of the Board of Directors. No bonus was paid to Mr. Wyandt during fiscal 2003, 2004, or 2005.  The agreement continues on a month-to-month basis after August 31, 2004.

Item 12 - Security Ownership of Certain Beneficial Owners and Management

          The following table sets forth, as of February 10, 2006, certain information with respect to the beneficial ownership of Common Stock by (a) each person known by the Company to be the beneficial owner of more than 5% of its outstanding Common Stock, (b) any of the Company’s directors and (c) all directors and officers as a group.  Except as noted below, to the best of the Company’s knowledge, each of such persons has sole voting and investment power with respect to the shares beneficially owned.

Name and Address of Beneficial Owner (1)(2)	Number of Shares	Percent of Class Outstanding

Steven P. Wyandt (3)	1,298,349	32.0%
Eugene B. Price II	69,417	1.7%
All directors and current officers as a group (5 persons)	1,367,766	33.7%
Haresh T. Tharani	450,000	11.1%
1400 Broadway, 33rd Floor
New York, NY 10018

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Nitches, Inc., 10280 Camino Santa Fe, San Diego, CA 92121.

(2)	Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of common stock listed.

(3)	A portion of the shares of Steven P. Wyandt are owned indirectly in Trusts, the terms of which establish sole voting power in Mr. Wyandt.

(4)	Includes 300,000 restricted shares (adjusted for the 200% stock dividend of January 3, 2006) Mr. Tharani received as a result of the Company’s acquisition of Designer Intimates, Inc.

Item 13 - Certain Relationships and Related Transactions

          None.

END COMMENT 8 AMENDMENT

Exhibit 31

CERTIFICATIONS

COMMENT 9 AMENDMENT

I, Steven P. Wyandt, certify that:

1.  I have reviewed this annual report on Form 10-K of Nitches, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.  I am responsible for establishing and maintaining the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))  for the registrant and I have:

a)

designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to insure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

c)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: December 14, 2005

/s/ Steven P. Wyandt

Steven P. Wyandt
Chief Executive Officer and
Chief Financial Officer

END COMMENT 9 AMENDMENT

values of assets and liabilities acquired will be made after all available evidence has been obtained to reliably estimate those values.

          The Company acquired its initial 28% interest in Designer Intimates in October 2002.  Designer Intimates had acquired NAP from its founders and obtained a credit line of approximately $12 million from HSBC, later assumed by CIT, secured by the inventory and accounts receivable of NAP and the guarantees of shareholders of Designer Intimates.  Nitches guaranteed $3.0 million of this credit line and this guaranty formed the consideration from Nitches for its 28% ownership interest in Designer Intimates.

9.  Pro Forma Financial Information:

          The pro forma financial information presented below gives effect to the acquisition of Designer Intimates as if it occurred as of the beginning of the first quarter of fiscal 2006 and 2005.  For fiscal 2006, the post acquisition results of the acquisition are reflected in the Company’s results of operations as of October 24, 2005 and pro forma results for the period September 1, 2005 to October 23, 2005 are included below.  Following are the unaudited condensed financial statements of Designer Intimates, Inc. as of November 30, 2005 and 2004 for the three month periods then ended:

	Three Months Ended November 30,

	2005	2004

Net sales	$20,058,000	$29,649,000
Net income	$492,000	$444,000
Net income per weighted average share	$0.36	$0.33
Weighted average shares outstanding	1,351,169	1,351,169

COMMENT 10 AMENDMENT

10.  Goodwill and Intangible Assets:

          Goodwill and Other Intangible Assets consisted of the following at October 24, 2005 and November 30,2005:

	November 30, 2005	October 24, 2005

Goodwill & Trademarks	$3,524,000	$3,524,000
Other Intangibles	721,000	721,000
Accumulated Amortization	(9,000)

	712,000	721,000

          The Goodwill & Trademarks represents the excess purchase price over the fair value of the net assets acquired with Designer Intimates, Inc. and is not subject to amortization. In accordance with SFAS 142 it will be tested for impairment on an annual basis and between annual tests in certain instances (see Valuation of Goodwill, Long-lived Assets and Intangible Assets). The Other Intangibles is the license for Crabtree & Evelyn which is being amortized through December 31, 2012.

11.  New Accounting Pronouncements:

END COMMENT 10 AMENDMENT

ITEM 2.  Management’s Discussion And Analysis Of Financial Condition And Results Of Operations.

CRITICAL ACCOUNTING POLICIES

          Revenue Recognition.  The Company recognizes revenue at the time products are shipped based on its terms of F.O.B. shipping point, where risk of loss and title transfers to the buyer at time of shipment.  The Company records sales in accordance with SEC Staff Accounting Bulletin No. 104, Revenue Recognition.  Under these guidelines, revenue is recognized when all of the following exist: persuasive evidence of a sale arrangement exists, delivery of the product has occurred, the price is fixed or determinable and payment is reasonably assured.  Provisions are made currently for estimated product returns and sales allowances.

          Allowances for Sales Returns, Doubtful Accounts and Other.  Sales are recorded net of estimated future returns, uncollectible accounts receivable and other customer related allowances.  Management analyzes historical returns and bad debt expense, current economic trends, changes in customer demand and sell-through of our products when evaluating the adequacy of these allowances.  In addition, the Company may provide warehousing credits and other allowances to certain customers in accordance with industry practice.  These reserves are determined based on historical experience, budgeted customer allowances and existing commitments to customers.  Although management believes it has established adequate reserves with respect to these items, actual activity could vary from management’s estimates and such variances could have a material impact on reported results.  At November 30, 2005, trade accounts receivable balance was $2.3 million, net of allowances of $624,000 and factor advances of $12.2 million, as compared to the balance of $1.1 million, net of allowances of $272,000 and factor advances of $3.1 million at August 31, 2005.  At November 30, 2004, the trade accounts receivable balance was $2.8 million, net of allowances of $253,000 and factor advances of $1.6 million.

          Inventory.  The Company marks down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated net realizable value based on assumptions about age of the inventory, future demand and market conditions. This process provides for a new basis for the inventory until it is sold.  If actual market conditions are less favorable than those projected by management, additional inventory markdowns may be required.  The Company’s inventory balance was $4.8 million, net of inventory markdowns of $276,000, at November 30, 2005, as compared to an inventory balance of $4.6 million, net of inventory markdowns of $85,000, at August 31, 2005.  At November 30, 2004, the inventory balance was $4.5 million, net of inventory markdowns of $78,000.

          Deferred Taxes.  Deferred taxes are determined, based on differences between the financial statement and tax bases of assets and liabilities, as well as the future benefit of any net operating loss carryforward, using enacted tax rates in effect for the year in which the differences are expected to reverse.  Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.  In assessing the need for a valuation allowance management considers estimates of future taxable income and ongoing prudent and feasible tax planning strategies.

COMMENT 12 AMENDMENT

          Valuation of Goodwill, Long-Lived Assets and Intangible Assets.  The Company evaluates goodwill, long-lived assets and intangible assets for potential impairment on an annual basis during the fourth fiscal quarter, subsequent to the completion of financial projections for the following fiscal year.  The Company may make an evaluation  between annual tests in certain circumstances such as a significant change in business climate, unanticipated competition, loss of key personnel, or adverse action or assessment by a regulator such as import quotas or duties. Any of these circumstances could cause the Company to conclude that impairment exists and that the net book value of goodwill, long-lived assets and/or intangible assets is impaired.  Any resulting impairment loss could have a material adverse impact on the Company’s financial condition and results of operations.

END COMMENT 12 AMENDMENT

Exhibit 31.1

CERTIFICATIONS

COMMENT 14 AMENDMENT

I, Steven P. Wyandt, certify that:

1.  I have reviewed this report on Form 10-Q of Nitches, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and I have:

e)

designed such disclosure controls and procedures or caused such disclosure controls and procedures to be designed under my supervision, to insure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

f)

designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principals;

g)

evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

h)

disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  I have disclosed, based on my most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

c)

all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

d)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls over financial reporting.

Date: January 19, 2006

/s/ Steven P. Wyandt

Steven P. Wyandt
Chief Executive Officer and
Chief Financial Officer

END COMMENT 14 AMENDMENT

COMMENT 15 AMENDMENT

Cash Flows from Operating Activities:
Net loss	$(228,052)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss on disposal of fixed assets	72,160
Depreciation and amortization of equipment and leasehold improvements	256,029
Amortization of intangible assets	186,000
Changes in operating assets (increase) decrease:
Inventories	3,464,575
Prepaid expenses and other current assets	23,491
Due from factor	(1,907,228)
Other assets	27,971
Changes in liabilities increase (decrease):
Accounts payable	(3,618,307)
Accrued expenses and other current liabilities	(16,744)
Income taxes payable	(285,469)

Net cash provided by operating activities	(2,025,574)
Cash Flows from Financing Activities:
Loan payable, factor	1,516,560
Additional paid-in capital	500,000

Net cash provided by financing activities	2,016,560

Net decrease in cash	(9,014)
Cash, beginning of year	120,391

Cash, end of year	$111,377

Supplemental Disclosures of Cash Flow information:
Net cash paid for:
Income taxes	$285,000
Interest	254,000

The accompanying notes are an integral part of the consolidated financial statements.

END COMMENT 15 AMENDMENT

END COMMENT 17 AMENDMENT

PRO FORMA CONSOLIDATED BALANCE SHEETS
August 31, 2005
(amounts in thousands, except per share data)

	Nitches, Inc Historical	Designer Intimates Historical	Pro Forma Adjustments		Pro Forma Adjusted

ASSETS
Current assets:
Cash	$192	$111	$—		$303

Receivables:
Accounts receivable, net	1,091	73	—		1,164
Due from affiliates and employees	11	—	—		11

Total receivables	1,102	73	—		1,175
Refundable income taxes	212	—	—		212
Inventories	4,582	1,837	358	(1)	6,777
Deferred income taxes, current	867	100	(100	)(8)	867
Other current assets	302	89	—		391

Total current assets	7,257	2,210	258		9,725
Property and equipment, net	38	323	—		361
Goodwill & Intangibles, net	—	2,548	(2,548	)(2)	—
			4,362	(3)	4,362
Deferred income taxes, non-current	10	100	(100	)(8)	10
Other assets	17	62	—		79

Total assets	$7,322	$5,243	$1,972		$14,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,276	$4,743	$—		$7,019
Accrued expenses	640	953	—		1,593
Income taxes payable	—	65	—		65

Total current liabilities	2,916	5,761			8,677
Long term liabilities:
Loss on equity investment	146	—	(146	)(4)	—
Shareholders’ equity:
Preferred stock, par value $100; 25,000,000 shares	—	—	882	(5)	882
authorized, 8,820 shares issued and outstanding
Common stock, no par value; 50,000,000 shares			(3	)(6)
authorized, 1,351,169 shares issued and outstanding	1,495	3	918	(7)	2,413
Additional paid-in capital	—	500	(500	)(6)	—
Retained earnings	2,765	(1,021)	1,021	(6)
			(200	)(8)	2,565

Total shareholders’ equity	4,260	(518)	2,118		5,860

Total liabilities and shareholders’ equity	$7,322	$5,243	$1,972		$14,537

Book Value per share:
Basic	$3.64				$4.34
Diluted	$3.64				$4.34
Weighted average number of common shares
Basic	1,171		180	(7)	1,351
Diluted	1,171		180	(7)	1,351

See accompanying notes to pro forma consolidated financial information

END COMMENT 17 AMENDMENT